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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

________________________________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2018

Commission File Number: 001-33841

VULCAN MATERIALS COMPANY

CONSTRUCTION MATERIALS DIVISIONS

HOURLY EMPLOYEES SAVINGS PLAN

(Full title of the Plan)

VULCAN MATERIALS COMPANY

(Name of issuer of the securities held pursuant to the Plan)

1200 Urban Center Drive
Birmingham, Alabama 35242

(205) 298-3000
(Address of issuer’s principal executive offices and address of the Plan)

Vulcan Materials Company

Construction Materials Divisions Hourly Employees Savings Plan

Financial Statements as of December 31, 2018 and 2017,

and for the Year Ended December 31, 2018.

Supplemental Schedule as of December 31, 2018,

and Report of Independent Registered Public Accounting Firm.

VULCAN MATERIALS COMPANY

CONSTRUCTION MATERIALS DIVISIONS

HOURLY EMPLOYEES SAVINGS PLAN

TABLE OF CONTENTS

		Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM		1
FINANCIAL STATEMENTS:
Statements of Net Assets Available for Benefits as of December 31, 2018 and 2017		2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2018		3
Notes to Financial Statements as of December 31, 2018 and 2017, and for the Year Ended December 31, 2018		4
SUPPLEMENTAL SCHEDULE		14
Form 5500, Schedule H, Part IV, Line 4i Schedule of Assets (Held at End of Year) as of December 31, 2018		15
Note:

All other schedules required by Section 2520.103–10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended (ERISA), have been omitted because they are not applicable.

SIGNATURES		16
EXHIBIT
23(a)	Consent of Independent Registered Public Accounting Firm	Exhibit 23(a)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of Vulcan Materials Company

Construction Materials Divisions Hourly Employees Savings Plan

Birmingham, Alabama

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes  (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on the Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Birmingham, Alabama

June 27, 2019

We have served as the Plan’s auditor since at least 1988, however, an earlier year could not be reliably determined.

VULCAN MATERIALS COMPANY

CONSTRUCTION MATERIALS DIVISIONS

HOURLY EMPLOYEES SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2018 AND 2017

	2018	2017

ASSETS:
Participant-directed investments, at fair value	$85,318,282	$0

Participant-directed investments, at contract value
Stable Value Fund (see Note 3)	19,159,390	20,999,907

Investments in the former (see Note 4) Vulcan Materials
Company Retirement Savings Trust, at fair value	0	97,817,453

Notes receivable from participants	6,666,263	8,197,026

NET ASSETS AVAILABLE FOR BENEFITS	$111,143,935	$127,014,386

See notes to financial statements.

VULCAN MATERIALS COMPANY

CONSTRUCTION MATERIALS DIVISIONS

HOURLY EMPLOYEES SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2018

ADDITIONS TO NET ASSETS:
Investment income from interest in the former (see Note 4)
Vulcan Materials Company Retirement Savings Trust	$2,023,010

Net appreciation (depreciation) in fair value of investments	(10,487,262)

Interest and dividend income	218,267

Interest income on notes receivable from participants	360,771

Contributions:
Participants	5,923,565
Employer	2,318,453
Rollovers	10,307

Total contributions	8,252,325

Total additions to net assets	367,111

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	13,943,930
Administrative expenses	354,344

Total deductions from net assets	14,298,274

Decrease in net assets before Plan transfers	(13,931,163)

Net transfers of participants' investment
to other Vulcan Materials Company Plans	(1,939,288)

DECREASE IN NET ASSETS	(15,870,451)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	127,014,386

End of year	$111,143,935

See notes to financial statements.

VULCAN MATERIALS COMPANY

CONSTRUCTION MATERIALS DIVISIONS

HOURLY EMPLOYEES SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2018 AND 2017, AND FOR THE YEAR ENDED DECEMBER 31, 2018

NOTE 1: DESCRIPTION OF THE PLAN

GENERAL

The Vulcan Materials Company Construction Materials Divisions Hourly Employees Savings Plan (Plan), a defined contribution employee benefit plan established effective October 1, 1983, and most recently restated effective January 1, 2017, provides for accumulation of savings for qualified hourly employees of Vulcan Materials Company (Company) that were hired prior to July 15, 2007.

The Company has designated a portion of the Plan consisting of the Company’s stock fund as an Employee Stock Ownership Plan (ESOP). The ESOP fund allows a participant to elect to have the dividends on the Company’s stock fund reinvested in the Company’s stock fund or paid to the participant in cash.

A participant may transfer between the Company’s two defined contribution employee benefit plans (as defined in the Plan).  When a participant transfers between plans, the net assets of the participant’s account will be transferred to the other plan. For the year ended December 31, 2018, $1,939,288 was transferred from the Plan to the Vulcan 401(k) Plan.

As of September 19, 2018, investment assets of the Plan are held by Great-West Trust Company, LLC (Trustee). Empower Retirement (Recordkeeper), a subsidiary of Great-West Trust Company, LLC, is the recordkeeper for the Plan. This conversion to a new trustee initiated a blackout period beginning September 14, 2018 and continuing through October 1, 2018. During the blackout period, funds could not be applied to employee-selected funds with the new trustee or withdrawn from the Plan until the trustee had time to accurately complete the conversion. During this period, employee contributions continued to be made through payroll deductions, and these contributions continued to be invested as directed by the participant and any earnings, if applicable, were accrued until the completion of the blackout period. At the end of the blackout period, these funds were transferred to the investment options available with the new Recordkeeper and were available for immediate reallocation by the participant.

Prior to the conversion, investment assets of the Plan were held by The Northern Trust Company of Chicago, Illinois, as Trustee, and Alight Solutions was the recordkeeper for the Plan.

Participation and Vesting

Effective July 15, 2007, no newly hired individual will become a participant in the Plan unless he or she is in a participating union (as defined in the Plan). Employees hired on or after July 15, 2007, are eligible for participation in the Vulcan 401(k) Plan. Former participants who are reemployed after a break in service no greater than one year may reenter the Plan. Participants are fully vested in all contributions at all times. As such, the Plan does not  provide for forfeitures.

Contributions

The Plan is funded through contributions by participants and the Company. The Plan provides for three types of employee contributions to the Plan: pay conversion contributions (pretax contributions), after-tax contributions,  and Roth contributions. An employee may designate multiples of 1% (ranging from 1% to 35%) of earnings as either pretax contributions, after-tax contributions, Roth contributions, or any combination of the three.  Prior to the September 19, 2018 trustee change, the Plan did not provide for Roth contributions. Contributions are subject to certain Internal Revenue Code (IRC) limitations. Participants may also contribute amounts representing distributions from other qualified plans.

The Company expects to make matching contributions to match a portion of an employee’s contribution (whether pretax, after-tax, Roth or all three) ranging from 0% to 100% of that contribution based on the participant’s years of service, not to exceed 4% of the employee’s earnings.

INVESTMENT OPTIONS

Participants may invest in 25 separate investment funds of the Plan and a stable value fund in proportions elected by the participant. The Company’s matching contributions are invested as selected by the participant. In the event no contribution investment election is made by the participant, the Company’s matching contribution is invested in the State Street Target Retirement 2030 fund and is available for immediate reallocation by the participant. Prior to July 1, 2018, the Company’s matching contributions were invested in the Company stock fund and were available for immediate reallocation by the participant.

Participant Accounts

Separate accounts are maintained for each investment option: pretax contributions, after-tax contributions, Roth contributions, rollovers and transfers, and Company contributions and accumulated earnings thereon. Earnings (losses) are allocated daily to each participant’s account in the ratio of the participant’s account balance to total participants’ account balances. Distributions and withdrawals are charged to participant accounts.

Benefits paid to Participants

A participant’s total account is distributed upon retirement, disability, death, or termination of employment, unless the account value is greater than $1,000, in which case the participant may defer distribution until age 70-1/2. Distributions are made in cash, except that the portion invested in the Company stock fund may be distributed in whole shares of such stock, if requested by the participant or beneficiary.

Prior to a termination of employment, a participant may withdraw any amount up to the value of his or her entire account subject to certain restrictions (as defined in the Plan). However, no portion of an actively employed participant’s pretax contribution account may be distributed to him or her before age 59-1/2, unless the participant is approved for a “hardship” withdrawal as defined in the Plan and consistent with IRC guidelines.

notes receivable from participants

A participant may apply for a loan at any time provided that the participant is receiving compensation from which payroll deductions can be made. The amount of the loan cannot exceed the lesser of 50% of the participant’s total account, less the outstanding balance of all existing loans, or $50,000, reduced by the highest outstanding balance of existing loans during the 12 months preceding the effective date of such loan. Additionally, in no event will a participant be permitted to have more than two loans outstanding at any one time,  with the exception of those participants with three loans prior to the trustee change.

A loan is considered a note receivable of the Plan. The participant’s account will be reduced by the amount of the loan. Any repayment made will be allocated to the participant’s account in accordance with his or her current investment direction. Loans must be repaid in monthly installments through payroll deductions within 60 months. The annual interest rate for a loan is determined by adding 1% to The Wall Street Journal Prime Rate or as otherwise determined by the Administrative Committee at the time the application for the loan is made. The rate may not exceed the maximum rate for such loans permitted by law. The average rate of interest on loans approximated 5.0% and 4.7% as of December 31, 2018 and 2017, respectively.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (generally accepted accounting principles or GAAP).

Valuation of Investments and Income Recognition

The Plan’s investments are reported based on the fair values, net asset values or contract values of the underlying investments. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Investments in securities traded on national and over-the-counter exchanges are valued at the closing bid price of the security as of the last trading day of the year.

Investments in common/collective trust funds are stated at net asset value as determined by the issuer of the funds based on the underlying investments. The stable value fund is stated at contract value which is principal plus accrued interest, the value at which participants ordinarily transact (see Note 3).

Security transactions are recorded on the trade date. Distributions of stock, if any, to participants are recorded at the market value of such stock at the time of distribution. Interest income is recorded on the accrual basis. Net appreciation or depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Dividends are recorded on the ex-dividend date. Investment manager fees are netted against Plan investment income and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments. Expenses incurred in connection with the transfer of securities, such as brokerage commissions and transfer taxes, are added to the cost of such securities or deducted from the proceeds thereof.

Use of Estimates and Risks and Uncertainties

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan invests in various securities including a  corporate stock fund,  mutual funds, a stable value fund, other domestic equities, and interests in common/collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits. There were no excess contributions payable at December 31, 2018 or 2017.

Payment of Benefits

Benefits are recorded when paid. There were no participants who elected to withdraw from the Plan that had not been paid at December 31, 2018 or 2017.

Administrative Expenses

All reasonable expenses for administration of the Plan may be paid out of the Plan’s trust unless paid by the Company. Subsequent to the September 19, 2018 trustee change, participants are assessed a flat fee of $7.50 per quarter (previously $7.50 per month) to cover administrative expenses.  Certain additional expenses relating to specific participant transactions (such as loan fees or distribution processing fees) are charged directly to the participant’s account.

NOTE 3: STABLE VALUE FUND —GUARANTEED INVESTMENT CONTRACT

The Plan contains a stable value investment option (Fund or Guaranteed Investment Contract) that meets the criteria of a fully benefit-responsive investment contract and is therefore reported at contract value. This investment was also held in the former Master Trust (as defined in Note 4). Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals. The Fund is comprised of a portfolio of bonds and other fixed income securities and an investment contract issued by an insurance company or other financial institution, designed to provide a contract value “wrapper” around the fixed income portfolio to guarantee a specific interest rate which is reset quarterly and that cannot be less than zero. The wrapper contract provides that realized and unrealized gains and losses on the underlying fixed income portfolio are not reflected immediately in the net assets of the Fund, but rather are amortized over the duration of the underlying assets through adjustments to the future interest crediting rate. Primary variables impacting future crediting rates of the Fund include the current yield, duration, and existing difference between market and contract value of the underlying assets within the wrapper contract.

Limitations on the Ability of the Guaranteed Investment Contract to Transact at Contract Value

Certain events may limit the ability of the Fund to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

a.	A failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA
b.	Any communication given to participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund
c.	Any transfer of assets from the Fund directly into a competing investment option
d.	The establishment of a defined contribution plan that competes for employee contributions
e.	Complete or partial termination of a Company sponsored plan or merger of plans

The wrapper contract contains provisions that limit the ability of the Fund to transact at contract value upon the occurrence of certain events. These events include: any substantive modification of the Fund or the administration of the Fund that is not consented to by the wrapper issuer; any change in law, regulation, or administrative ruling applicable to a plan that could have a material adverse effect on the Fund’s cash flow; and employer-initiated transactions as described above.

In the event that the wrapper contract fails to perform as intended, the Fund’s net asset value may decline if the market value of its assets declines. The Fund’s ability to receive amounts due pursuant to the wrapper contract is dependent on the third-party issuer’s ability to meet its financial obligations. The wrapper issuer’s ability to meet its contractual obligations under the wrapper contract may be affected by future economic and regulatory developments.

The Fund is unlikely to maintain a stable net asset value if, for any reason, it cannot obtain or maintain wrapper contracts covering all of its underlying assets. This could result from the Fund’s inability to promptly find a replacement wrapper contract following termination of a wrapper contract. Wrapper contracts are not transferable and have no trading market. There are a limited number of wrapper issuers. The Fund may lose the benefit of wrapper contracts on any portion of its assets in default in excess of a certain percentage of portfolio assets.

Company management believes that the occurrence of events that may limit the ability of the Fund to transact at contract value is not probable.

NOTE 4:  INTEREST IN MASTER TRUST

Prior to September 19, 2018, the Plan’s investment assets were held in a master trust account (Master Trust) by The Northern Trust Company. Use of the Master Trust permitted the common investment of assets in the Company’s two defined contribution plans. The Recordkeeper (Alight Solutions) maintained supporting records for the purpose of allocating the net income, gains or losses, and administrative expenses of the investment accounts to the participating plans.

Effective September 19, 2018, the Master Trust was dissolved and a separate trust was established in the Plan’s name at Great-West Trust Company, LLC (Trustee). The Plan’s portion of the former Master Trust’s investments on September 18, 2018 was $124,475,810. The investment income of the Master Trust prior to the transfer of the Plan’s assets from the Master Trust to the new trust is reflected below.

The investments in the former Master Trust at December 31, 2018 and 2017 are summarized as follows:

	2018	2017

Vulcan Materials Company stock fund	$0	$164,793,416
Other domestic equities	0	304,196
Interests in common/collective trusts	0	758,580,694
Stable value fund (Synthetic GIC)	0	20,999,907

Total investments	$0	$944,678,213

Percentage of Master Trust investments
associated with the Plan	0.0%	12.6%

The total investment income of the former Master Trust for the period January 1, 2018 through September 18, 2018 is summarized as follows:

Interest (1)	$1,186,844
Dividends	1,098,170
Net investment appreciation	12,948,227

Total	$15,233,241

(1)	Excludes interest income on notes receivable from participants.

NOTE 5: FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan classifies its investments into a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The following is a brief description of those three levels:

Level 1 — Quoted prices in active markets for identical assets or liabilities

Level 2 — Inputs that are derived principally from or corroborated by observable market data

Level 3 — Inputs that are unobservable and significant to the overall fair value measurement

Investment assets measured using either the net asset value (NAV) per share practical expedient or contract value are not categorized in the fair value hierarchy.

The following table sets forth, by Level within the fair value hierarchy, the Plan’s investment assets at fair value:

	As of December 31, 2018
	Total	Level 1	Level 2	Level 3

Vulcan Materials Company stock fund	$12,771,103	$12,771,103	$0	$0
Mutual funds	4,027,071	4,027,071	0	0

Investments in the fair value hierarchy	$16,798,174	$16,798,174	$0	$0

Interests in common/collective trusts (at NAV)	68,520,108
Stable value fund (GIC at contract value)	19,159,390

Total investment assets	$104,477,672

The following table sets forth, by Level within the fair value hierarchy, the former Master Trust’s investment assets at fair value:

	As of December 31, 2017
	Total	Level 1	Level 2	Level 3

Vulcan Materials Company stock fund	$164,793,416	$164,793,416	$0	$0
Other domestic equities	304,196	304,196	0	0

Investments in the fair value hierarchy	$165,097,612	$165,097,612	$0	$0

Interests in common/collective trusts (at NAV)	758,580,694
Stable value fund (GIC at contract value)	20,999,907

Total investment assets	$944,678,213

Percentage of Master Trust investments
associated with the Plan	12.6%

Asset Valuation Techniques

The following methods and assumptions were used to estimate the values of the Plan’s investments.  There have been no changes in the methodologies used at December 31, 2018 and 2017.

Vulcan Materials Company Stock Fund — The fair value of the Company’s stock fund is based on the quoted market price.

Other Domestic Equities — These investments include common stock, preferred stock and other equity investments. Fair value is based on quoted market prices.

Mutual Funds — These investments are valued daily at the closing price as reported on the active market in which the securities are traded. The mutual funds held by the Plan are deemed to be actively traded.

Common/Collective Trust Funds —  These investments include various index funds for domestic equities and fixed income securities,  as well as international equities. Investments are valued at the net asset value of units of a bank collective trust. The net asset value, as provided in each fund’s audited financial statements, is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Were the Plan to initiate a full redemption of the collective trusts, the investment advisors reserve the right to temporarily delay withdrawal from the collective trusts in order to ensure that securities liquidations will be carried out in an orderly business manner.

Stable Value Fund — The stable value fund is measured at contract value as described in Note 3.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

The methods described above may produce a fair value calculation that may not be indicative of net asset value or reflective of future fair value. Furthermore, while the Plan’s valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different estimates of fair value at the reporting date.

Net Asset Value Per Share

The following table sets forth information related to investment assets held by the Plan for which fair value is measured using net asset value per share as a practical expedient:

	As of December 31, 2018
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period

SSgA S&P 500® Index NL N *	$25,797,837	N/A	Daily	None
SSgA Global All Cap Equity ex-US Index NL K *	22,135,585	N/A	Daily	None
State Street US Bond Index NL K *	11,903,180	N/A	Daily	None
SSgA Russell Small/Mid Cap Index NL K *	8,571,196	N/A	Daily	None
SSgA U.S. Inflation Protected Bond Index NL C *	110,731	N/A	Daily	None
Wellington World Bond Series 2	1,579

Total - common/collective trusts	$68,520,108

* Includes restrictions for excessive trading activity on roundtrip transactions. A "roundtrip" transaction is defined generally as a purchase or exchange into a fund, or preceded, by a redemption or exchange out of the same fund within 30 days.

The following table sets forth information related to investment assets held by the former Master Trust for which fair value is measured using net asset value per share as a practical expedient:

	As of December 31, 2017*
		Unfunded	Redemption	Redemption
	Fair Value	Commitment	Frequency	Notice Period

Interests in common/collective trusts	$758,580,694	N/A	Daily	None

Total	$758,580,694

* For the year ended December 31, 2017, the table reflects the net asset values of investments held in the former Master Trust.

The Plan’s investment assets include interests in various common/collective trust funds. These common/collective trust funds seek capital growth and income over the long-term. The underlying funds may invest in a wide variety of asset classes, including equity and fixed-income securities. The investment objective of each common/collective trust fund is to approximate as closely as practicable, before expenses, the performance of a benchmark index over the long-term, while providing participants the ability to purchase and redeem units on a daily basis with no notice periods and limited restrictions.

NOTE 6: PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth under ERISA.

NOTE 7: FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company (most recently by letter dated November 17, 2017) that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Since receiving this letter, the Master Trust was dissolved and a separate trust was established in the Plan’s name (see Note 4). However, the Company and Plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan is subject to routine audits by the Internal Revenue Service; however, there are currently no audits for any tax periods in progress. The Plan’s management believes it is no longer subject to income tax examinations for years prior to 2015.

NOTE 8: EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During the year, the Plan held investments that included shares of a common/collective trust fund managed by The Northern Trust Company of Chicago, Illinois, which served as Trustee of the Plan through September 18, 2018. As a result, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2018, the Plan’s trust held 126,822 shares of common stock of the Company with a cost basis of $14,266,459.  At December 31, 2017, the former Master Trust held 1,260,832 shares of the Company’s stock fund with a cost basis of $137,855,966. The Plan recorded dividend income of $36,428 for the period September 19, 2018 through December 31, 2018 attributable to its investment in the Company’s stock fund.  The former Master Trust recorded dividend income of $1,098,170 attributable to its investment in the Company’s stock fund for the period January 1, 2018 through September 18, 2018. A significant decline in the market value of the Company’s common stock would significantly affect the net assets available for benefits.

NOTE 9: NEW ACCOUNTING STANDARDS

ACCOUNTING STANDARDS PENDING ADOPTION

MASTER TRUST REPORTING — In February 2017, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2017-06, “Plan Accounting: Defined Benefit Pension Plans (Topic 960); Defined Contribution Pension Plans (Topic 962); Health and Welfare Benefit Plans (Topic 965): Employee Benefit Plan Master Trust Reporting,” which amends the presentation and disclosure requirements for benefit plans that hold interests in master trusts. This ASU is effective for annual reporting periods beginning after December 15, 2018 and must be applied retrospectively to each period for which financial statements are presented. Early adoption is permitted. As noted in Note 4, we dissolved our Master Trust in 2018; therefore, this ASU is not applicable.

CREDIT LOSSES — In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses on Financial Instruments,” which amends guidance on the impairment of financial instruments. The new guidance estimates credit losses based on expected losses, modifies the impairment model for available-for-sale debt securities and provides a simplified accounting model for purchased financial assets with credit deterioration. ASU 2016-13 is effective for annual reporting periods beginning after December 15, 2020. Early adoption is permitted for annual reporting periods beginning after December 15, 2018. We are currently evaluating the impact that the adoption of this standard will have on the Plan’s financial statements and related disclosures.

CLASSIFICATION AND MEASUREMENT OF FINANCIAL INSTRUMENTS — In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.” This ASU amends certain aspects of current guidance on the recognition, measurement and disclosure of financial instruments. Among other changes, this ASU requires most equity investments to be measured at fair value. Additionally, the ASU eliminates the requirement to disclose the method and significant assumptions used to estimate the fair value for instruments not recognized at fair value in the Plan’s financial statements. ASU 2016-01 is effective for annual reporting periods beginning after December 15, 2018. We are currently evaluating the impact that the adoption of this standard will have on the Plan’s financial statements and related disclosures.

SUPPLEMENTAL SCHEDULE

VULCAN MATERIALS COMPANY

CONSTRUCTION MATERIALS DIVISIONS

HOURLY EMPLOYEES SAVINGS PLAN

Employer ID No: 63-0366371

Plan No: 050

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2018

	(c) Description of Investment, Including
(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	**	(e) Current
(a) Lessor, or Similar Party	Collateral, and Par or Maturity Value	(d) Cost	Value

SSgA S&P 500® Index NL N	Collective Trust		$25,797,837
SSgA Global All Cap Equity ex-US Index NL K	Collective Trust		22,135,585
State Street US Bond Index NL K	Collective Trust		11,903,180
SSgA Russell Small/Mid Cap Index NL K	Collective Trust		8,571,196
SSgA U.S. Inflation Protected Bond Index NL C	Collective Trust		110,731
Wellington World Bond Series 2	Collective Trust		1,579
State Street Target Retirement K	Mutual Funds		1,062,318
State Street Target Retirement 2025 K	Mutual Funds		861,396
State Street Target Retirement 2020 K	Mutual Funds		670,099
State Street Target Retirement 2045 K	Mutual Funds		459,394
T. Rowe Price Instl Large Cap Core Growth	Mutual Funds		248,976
Janus Henderson Triton N	Mutual Funds		220,603
State Street Target Retirement 2035 K	Mutual Funds		200,829
State Street Target Retirement 2030 K	Mutual Funds		106,070
Baird Core Plus Bond Instl	Mutual Funds		100,950
Vanguard Equity Income Adm	Mutual Funds		66,122
State Street Target Retirement 2015 K	Mutual Funds		20,506
State Street Target Retirement 2040 K	Mutual Funds		4,169
DFA Emerging Markets Core Equity I	Mutual Funds		2,834
State Street Target Retirement 2050 K	Mutual Funds		2,805
State Street Target Retirement 2055 K	Mutual Funds		0
State Street Target Retirement 2060 K	Mutual Funds		0
American Funds EuroPacific Growth R6	Mutual Funds		0
AllianceBernstein Discovery Value Z	Mutual Funds		0
* Vulcan Materials Company	Stock Fund		12,771,103
Metlife GAC 12439	Stable Value Fund		19,159,390
* Various Plan participants	Participant loans at an average interest rate
	of 5.0% maturing in 1 to 60 months	**	6,666,263
			$111,143,935

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VULCAN MATERIALS COMPANY

CONSTRUCTION MATERIALS DIVISIONS

HOURLY EMPLOYEES SAVINGS PLAN

 /s/  Janet Hunt

     Janet Hunt

     Vice President, Total Rewards

Date:  June 27, 2019